Exhibit 12.1

Brunswick Corporation
Computation of Ratio of Earnings to Fixed Charges(A)
(in millions)

		Year Ended December 31,
		2014		2013		2012		2011		2010
Earnings as Adjusted
	Earnings (loss) from continuing operations	$194.9		$756.8		$124.6		$70.4		$(79.6)
Add:	Income tax provision (benefit)	93.0		(547.9)		31.4		18.2		24.4
	Interest and other financial charges included in expense	29.8		41.9		66.3		79.9		93.0
	Interest portion of rent expense	8.8		14.3		11.1		11.8		12.3
	Dividends received from 50%-or-less-owned affiliates	—		0.3		—		0.3		—
Subtract:	Impairment of equity method investment	(20.2)		—		—		—		—
	Earnings (loss) from 50%-or-less-owned affiliates	1.8		(2.1)		(3.7)		(4.9)		(3.2)
		$344.9		$267.5		$237.1		$185.5		$53.3

Fixed Charges
	Interest and other financial charges	$29.8		$41.9		$66.3		$79.9		$93.0
	Interest portion of rent expense	8.8		14.3		11.1		11.8		12.3
	Capitalized interest	1.2		1.8		0.5		1.8		0.9
		$39.8		$58.0		$77.9		$93.5		$106.2

Ratio of earnings to fixed charges		8.7	x	4.6	x	3.0	x	2.0	x	0.5	x

(A) For computation of the ratio of earnings to fixed charges, earnings has been calculated by adding fixed charges, excluding capitalized interest, to earnings (loss) from continuing operations before income taxes and dividends received from equity affiliates, then deducting the impairment of equity method investment and undistributed earnings (loss) of affiliates. Fixed charges consist of interest expense, estimated interest portion of rent expense and capitalized interest.